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                                                            Exhibit (a)(5)(viii)

                                                                   PRESS RELEASE

[Century Business Services, Inc. Logo]

FOR IMMEDIATE RELEASE                  CONTACT: LORI NOVICKIS
                                                Century Business Services, Inc.
                                                Cleveland, Ohio
                                                (216) 447-9000


                CBIZ ANNOUNCES FINAL RESULTS OF ITS TENDER OFFER

Cleveland, Ohio (April 08, 2004)--CBIZ (Century Business Services, Inc.) (NASDAQ: CBIZ) today announced the final results of its tender offer, which expired at 5:00 p.m., New York City time, on April 1, 2004. CBIZ will purchase
7.5 million shares of its common stock at a purchase price of $5.00 per share, or a total cost of approximately $37.5 million. Based on the final count by Computershare Investor Services, LLC, the depositary for the offer, 15,434,529 shares of common stock, which includes 13,925 shares tendered through guaranteed delivery procedures, were properly tendered and not withdrawn.

Since the offer was oversubscribed, the number of shares CBIZ will purchase from each tendering shareholder (other than odd-lot holders) will be prorated. Based upon the final count, the proration factor will be 48.88%. The determination of the proration factor was based on proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the impact of odd-lot and conditional tenders.

Payment for shares validly tendered and accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Computershare Investor Services, LLC.

As a result of the completion of the tender offer, CBIZ expects to have approximately 78,223,711 shares of common stock outstanding as of the time immediately following payment for the tendered shares.

Any questions with regard to the tender offer may be directed to D.F. King at
(212) 269-5550 (banks and brokerage firms) or (800) 269-6427 (all others).

CBIZ is a provider of outsourced business services to small and medium-sized companies throughout the United States. As the largest benefits specialist, and one of the largest accounting, valuation and medical practice management companies in the United States, CBIZ provides integrated services in the following areas: accounting and tax; employee benefits; wealth management; property and casualty insurance; payroll; IS consulting; and HR consulting. CBIZ also provides valuation; litigation advisory; government relations; commercial real estate advisory; wholesale life and group insurance; healthcare consulting; medical practice management; worksite marketing; and capital advisory services. These services are provided throughout a network of more than 160 Company offices in 34 states and the District of Columbia.

       For further information regarding CBIZ, call the Investor Relations
                Office at (216) 447-9000 or visit www.cbiz.com.


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       6050 Oak Tree Boulevard, South - Suite 500 - Cleveland, OH 44131 -
                    Phone (216) 447-9000 - Fax (216) 447-9007